SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C.  20549

                SCHEDULE 13D
               (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
              TO RULE 13d-2(a)

(Amendment No. _____________) (1)


Gottschalks Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

383495109
(CUSIP Number)

D. Stephen Antion, Esq.
O'Melveny & Myers LLP
400 S. Hope Street, Los Angeles, CA 90071 Telephone
(213) 430-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 1998
(Date of Event Which Requires Filing
of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box.    ______

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

       (Continued on following pages)

_______________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP NO.  383495109                    13D
---------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES
     ONLY)
     The Harris Company


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) X
                                                         (b)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     California


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

7.   SOLE VOTING POWER
     2,095,900 shares


8.   SHARED VOTING POWER
     None


9.   SOLE DISPOSITIVE POWER
     2,095,900 shares


10.  SHARED DISPOSITIVE POWER
     None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON      2,095,900 shares


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (1)
     EXCLUDES CERTAIN    SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)
     16.7%


14.  TYPE OF REPORTING PERSON
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.  383495109                    13D
-----------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES
     ONLY)
     El Corte Ingles, S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) X
                                                         (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A**

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

7.   SOLE VOTING POWER
     2,095,900 shares

8.   SHARED VOTING POWER
     None

9.   SOLE DISPOSITIVE POWER
     2,095,900 shares

10.  SHARED DISPOSITIVE POWER
     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON
     2,095,900 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (1)
     EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)
     16.7%

14.  TYPE OF REPORTING PERSON
     CO

*    SEE INSTRUCTIONS BEFORE FILLING OUT!
** All shares are beneficially owned by The Harris Company which is wholly-owned by El Corte Ingles, S.A



CUSIP NO.  383495109                    13D
-------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY)
     Joseph Levy

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) X
                                                        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

7.   SOLE VOTING POWER
     1,377,225 shares

8.   SHARED VOTING POWER
     None

9.   SOLE DISPOSITIVE POWER
     1,377,225 shares

10.  SHARED DISPOSITIVE POWER
     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON      1,377,225 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (1) EXCLUDES
     CERTAIN SHARES*            X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)
     11%

14.  TYPE OF REPORTING PERSON
     IN

*    SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.  383495109                    13D
-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY)
     Bret Levy

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) X
                                                        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

7.   SOLE VOTING POWER
     347,782 shares

8.   SHARED VOTING POWER
     None

9.   SOLE DISPOSITIVE POWER
     347,782 shares

10.  SHARED DISPOSITIVE POWER
     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         347,782 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (1) EXCLUDES
     CERTAIN SHARES*       X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)
     2.8%

14.  TYPE OF REPORTING PERSON
     IN

*    SEE INSTRUCTIONS BEFORE FILLING OUT!


EXPLANATORY NOTE

     Joseph Levy and Bret Levy filed a Schedule 13D on
February 23, 1994. This filing represents an amendment in full to that earlier filing and an original filing on behalf of the group described below.

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D ("Schedule 13D") relates to the common stock, $0.01 par value per share of Gottschalks Inc., a Delaware corporation (the
"Company"). The Company's principal executive offices are located at 7 River Park Place, Fresno, California
93720.

ITEM 2.   IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following:

1.   The Harris Company, a California corporation
("Harris"), whose principal business and office address
is 300 North "E" Street, San Bernardino, California
92416

2.   El Corte Ingles, S.A., a Spanish corporation
("ECI"), whose principal business and office address is Hermosilla 112, 28009 Madrid, SPAIN

3. Joseph Levy, an individual, whose business address is 7 River Park Place, Fresno, California
93720.

4. Bret Levy, an individual, whose business address is 7 River Park Place, Fresno, California 93720.

     The persons serving as directors and executive officers of Harris and ECI are set forth on Schedule A hereto.

     The entities listed in subparagraphs (1) through
(4) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting
Person." Harris formerly operated nine department stores in Southern California but sold its business to the Registrant. ECI is a Spanish corporation that operates department stores and other retail establishments and is the owner of Harris. Joseph
Levy, a citizen of the United States, is the Chairman of the Board and Chief Executive Officer of the Company. Bret Levy, a citizen of the United States, is the Vice President, Treasurer and Director of the Company and the son of Joseph Levy.

     During the last five years, none of the Reporting
Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
          CONSIDERATION

     Pursuant to an Asset Purchase Agreement, dated as of July 21, 1998, by and among the Company, ECI and Harris (the "Purchase Agreement"), the Company purchased substantially all of the assets and certain of the liabilities of Harris for certain consideration, including, but not limited to 2,095,900 shares of the Company's common stock, par value $.01 per share, issued to Harris (the "Shares"). As a condition to the transactions contemplated by the Purchase Agreement, the Company and the Reporting Persons entered into a Stockholders' Agreement (as described in Item 6 below).

     All shares of common stock held by Joseph Levy and Bret Levy were acquired either by gift or bequest, or by purchases made with personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Persons are filing this statement because they have recently entered into a Stockholders'
Agreement with the Company (as described in Item 6 below). This statement is also being filed because of the recent acquisition of the Shares by Harris as consideration for the sale of its business to the Company.

     The Reporting Persons may acquire or dispose of shares of common stock from time to time in the open market or in privately-negotiated transactions, or by gift or bequest, provided, however, that pursuant to a Standstill Agreement, dated as of August 20, 1998, between ECI and the Company (the "Standstill
Agreement"), ECI and its affiliates and associates may not purchase or otherwise acquire shares of the Company's common stock as a result of which, after giving effect to such purchase or acquisition, ECI and its affiliates and associates would beneficially own in the aggregate more than 33 1/2% of the outstanding shares of the Company's common stock: provided, further, that pursuant to the Stockholders' Agreement
(as described in Item 6 below), until the earlier of
(i) August 20, 2003, or (ii) approval by the Company's stockholders of a transaction which would result in a Change in Control (as defined in the Stockholders'
Agreement). ECI (through Harris) will not directly or indirectly sell, transfer, pledge or otherwise dispose of any shares of the Company's common stock issued to Harris, except for specific types of transfers as set forth in the Stockholders' Agreement. The Shares have not been registered under the Securities Act of 1933 and are subject to restrictions on resale or other disposition. However, pursuant to a Registration
Rights Agreement, dated as of August 20, 1998, between the Company and Harris (the "Registration Rights
Agreement"), the Company granted to Harris certain rights to participate in a Company-initiated registration of securities.

     Pursuant to the Stockholders' Agreement (as described in Item 6 below), the Company and the Reporting Persons will take the actions described in
Item 6. Such actions will result in a change in the present board of directors of the Company (the
"Board"), including a change in the number of directors.

     Except as described herein or in Item 6, none of the Reporting Persons has any current plans or proposals which would relate to or result in:

     (i) An extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
     (ii) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
     (iii)     Any material change in the present
capitalization or dividend policy of the Company;
     (iv) Any other material change in the Company's business or corporate structure;
     (v) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
     (vi) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (vii) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (viii)    Any action similar to any of those
enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)  As of August 20, 1998, the Reporting
Persons identified in Item 2 of this Schedule 13D beneficially owned the number and percentage of shares of common stock of the Company indicated below:


                                      Percentage of
Name         Number of Shares       Outstanding Shares

Harris(1)       2,095,900                16.7%
Joseph Levy     1,377,225(2)             11.0%(3)
Bret Levy         347,782(4)              2.8%(3)


     [Except as set forth above, none of the other
Reporting Persons identified in Item 2 of this Schedule
13D beneficially owned any shares of the Company's common stock as of August 20, 1998.]

--------------------
      (1) All shares are beneficially owned by Harris which is wholly-owned by ECI.
      (2) Includes shares of common stock held in the Company's Retirement Savings Plan. Excludes (a) shares owned by Joseph Levy's adult children, over which shares he disclaims beneficial ownership, and (b) 580,000 beneficially owned as a beneficiary of the trust established by the will of Gertrude H. Klein, over which he does not exercise voting or dispositive power.
      (3) Assumes that only those options of Joseph Levy or Bret Levy, as applicalbe, that are exercisable within 60 days of August 20, 1998 have been exercised and no others.
      (4) Includes (a) shares of common stock held in the Company's Retirement Savings Plan, and (b) 61,400 shares owned by Bret Levy's children, for which he serves as custodian. Excludes 13,700 shares owned by Bret Levy's spouse.


     (b)  Subject to the terms of the Stockholders'
Agreement (as described in Item 6 below), ECI (through
Harris) has sole voting and disposition power with respect to 2,095,900 shares of common stock of the Company. Joseph Levy has sole voting and disposition power with respect to 1,377,225 shares of common stock of the Company and Bret Levy has sole voting and disposition power with respect to 347,782 shares of common stock of the Company. However, the Reporting
Persons will vote as a group in the election of directors of the Company and currently control
2,820,907 shares or 30.4% in the aggregate.

     (c)  Item 3 is incorporated herein by reference.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares set forth above.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

     None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company other than as set forth below.

     Pursuant to a Stockholders' Agreement with the Company dated as of August 20, 1998 (the "Stockholders
Agreement"), the Reporting Persons have agreed to (i) take all action necessary to cause two designees of ECI
(the "Investor Nominees") to be added to the Board,
(ii) take all action required by the Stockholders'
Agreement to cause the Board to be structured to consist of eleven members (the "Designated Board"), of which two members will be Investor Nominees and the remaining nine members will consist of members of management or persons affiliated with management that are designated by Joseph Levy (or Bret Levy under certain circumstances), (the "Management Nominees") and independent directors (the "Independent Nominees") and
(iii) vote or consent, or cause to be voted or a consent to be given, with respect to all shares of the Company's common stock owned beneficially or of record by the Reporting Persons or of which the Reporting
Persons otherwise have the power to vote in favor of the election of the Investor Nominees, the Management
Nominees and the Independent Nominees.

     Notwithstanding the foregoing, ECI's
representation on the Designated Board shall be adjusted under certain circumstances set forth in the Stockholders' Agreement. The Designated Board shall increase to 12 members, and ECI shall be entitled to a total of three representatives on the Designated Board, if an during such time as ECI, directly or indirectly, beneficially owns a number of shares of the Company's common stock equal to at least 30% of the Company's outstanding common stock, on a fully diluted basis.
ECI's representation on the Designated Board will decrease to one representative, and the size of the Designated Board will decrease by the number of Investor Nominees so resigning, if (i) ECI disposes of more than 700,000 shares of the Company's common stock, or (ii) ECI and its affiliates beneficially own a number of shares of the Company's common stock equal to less than 10% of the Company's outstanding common stock, on a fully diluted basis. ECI's representation on the Board will terminate on the earlier of (x) the date ECI disposes of more than 1,350,000 shares of the Company's common stock, or (y) ECI and its affiliates beneficially own a number of shares of the Company's common stock equal to less than 5% of the Company's outstanding common stock, on a fully diluted basis.

     The Stockholders' Agreement restricts the transfer of any shares of the Company's common stock issued to Harris. Until the earlier of (x) August 20, 2003, or (y) the approval by the Company's stockholders of a transaction which would result in a Change in Control (as defined in the Stockholders' Agreement),
ECI may not directly or indirectly transfer any shares of the Company's common stock issued to Harris except for (i) transfers made in compliance with the requirements of Rule 144 of the Securities Act of 1933,
(ii) certain transfers pursuant to negotiated transactions with third parties, (iii) transfers to one or more affiliates of ECI who agree to be bound by the terms and conditions of the Standstill Agreement and the obligations of the transferor under the Stockholders' Agreement, (iv) certain pledges to bona fide financial institutions for the purpose of securing bona fide indebtedness of ECI and (v) transfers pursuant to or in accordance with the Registration
Rights Agreement in a bona fide public offering.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of
          August 20, 1998, by and among Harris,
          ECI, Joseph Levy and Bret Levy.

Exhibit 2 Stockholders' Agreement, dated as of
          August 20, 1998, by and among the Company and the Reporting Persons.

Exhibit 3 Standstill Agreement, dated as of August
          20, 1998, between ECI and the Company.

Exhibit 4 Registration Rights Agreement, dated as of
          August 20, 1998, between the Company and
          Harris.




                SIGNATURES

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    August 20, 1998


THE HARRIS COMPANY, a California corporation

By: /s/   Thomas H. McPeters
Title:    Secretary


EL CORTE INGLES, S.A., a Spanish corporation

By: /s/   Jorge Pont
Title:    International Division Director


/s/ Joseph Levy

/s/ Bret Levy



Schedule A

           Directors and Executive Officers

     The name, present principal occupation and citizenship of each director and executive officer of The Harris Company ("Harris") and El Corte Ingles, S.A.
("ECI") are set forth below. The business address of each director and executive officer of Harris is 300
North "E" Street, San Bernardino, California 92416.
The business address of each director and executive officer of ECI is Hermosilla 112, 28009 Madrid, Spain.


Harris

Name                     Position            Citizenship

Isidoro Alvarez          Director            Spain

Leopoldo Del Nogal       Director;           United States
                         President;
                         Chief Executive
                         Officer

David Gonzalez           Director            Spain

Theodore H. Grady        Senior Vice         United States
                         President
                         Of Finance;
                         Treasurer

Rudy Greer               Director;           United States
                         Chairman,
                         Board of Directors

Louis Horvitz            Executive Vice      United States
                         President;
                         Chief Operating Officer

Florencio Lasaga         Director            Spain

Carlos Martinez-
  Echavarria             Director            Spain

Thomas H. McPeters       Director;
                         Secretary           United States

Jorge Pont               Director            Spain


ECI

Name                        Position         Citizenship

Isidoro Alvarez             Chairman         Spain

Luis Areces Rodriguez       Vice-Chairman    Spain

Celestino Areces
  Rodriguez                 Director         Spain

Jose Antonio Garcia
  Miranda                   Director         Spain

David Gonzalez
  Fernandez                 Director         Spain

Florencio Lasaga
  Munarriz                  Director         Spain

Carlos Martinez
  Echavarria                Director         Spain

Juan Manuel de Mingo
  y Contreras               Director         Spain